                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          The Randers Killam Group Inc.
                                (Name of Issuer)

                          The Randers Killam Group Inc.
                           RK Acquisition Corporation
                              Thermo TerraTech Inc.
                           Thermo Electron Corporation
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   752333 20 3
                      (CUSIP Number of Class of Securities)

                          Sandra L. Lambert, Secretary
                          The Randers Killam Group Inc.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:
                       Seth H. Hoogasian, General Counsel
                          The Randers Killam Group Inc.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   The filing of a registration statement under the Securities Act of 1933.

c.  A tender offer.

d.  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

                            Calculation of Filing Fee

-------------------------------------------------------------------------------
       Transaction Value*                        Amount of Filing Fee
-------------------------------------------------------------------------------

        $4,838,197.50                                     $968
-------------------------------------------------------------------------------

* Solely for purposes of calculating the filing fee. Assumes purchase of 1,075,155 shares of Common Stock, par value $.01 per share, of The Randers Killam Group Inc. at $4.50 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $968
Form or registration no.:  Preliminary Proxy Statement on Schedule 14A
Filing party:              The Randers Killam Group Inc.
Date filed:                November 9, 1999

     This Rule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the filing by The Randers Killam Group Inc. ("Randers/Killam" or the "Company") with the Securities and Exchange Commission (the "Commission") on November 9, 1999 of a Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with a special meeting of the stockholders of Randers/Killam. At such meeting, the stockholders of Randers/Killam will vote upon the approval of an Agreement and Plan of Merger dated as of October 19, 1999 (the "Merger Agreement") by and among Thermo Electron Corporation ("Thermo Electron"), RK Acquisition Corporation (the "Merger Sub") and Randers/Killam, pursuant to which the Merger Sub, a subsidiary of Thermo Electron, will be merged with and into Randers/Killam.

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement that is attached hereto as Exhibit (d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

                              CROSS REFERENCE SHEET

ITEM IN SCHEDULE 13E-3                               CAPTION OR LOCATION IN THE PROXY STATEMENT
----------------------                               -------------------------------------------
Item 1(a)............................................"Introduction;" "Summary - Purpose of the Special Meeting;"
                                                     "- Parties to the Merger"

Item 1(b)............................................"Introduction;" "Summary - Purpose of the Special Meeting;"
                                                     "- Record Date and Quorum;" "- Market Prices of Common Stock
                                                     and Dividends;" "The Special Meeting - Record Date and
                                                     Quorum Requirement"

Item 1(c) .......................................    "Summary - Market Prices of Common Stock and Dividends"

Item 1(d) .......................................    "Summary - Market Prices of Common Stock and Dividends;"
                                                     "The Merger - Covenants"

Item 1(e)............................................Not applicable

Item 1(f)............................................"Appendix D - Information Concerning Transactions in the
                                                     Common Stock of the Company"

Item 2(a) - (c)......................................"Introduction;" "Summary - Parties to the Merger;" "Business
                                                     of the Company;" "Management;"



                                                    "Certain Information
                                                     Concerning the Merger Sub, Thermo TerraTech and Thermo
                                                     Electron"

Item 2(d)............................................"Management;" "Certain Information Concerning the Merger
                                                     Sub, Thermo TerraTech and Thermo Electron"

Item 2(e)............................................Not Applicable

Item 2(f)............................................Not Applicable

Item 2(g)............................................"Certain Information Concerning the Merger Sub, Thermo
                                                     TerraTech and Thermo Electron"

Item 3(a)(1)........................................."Certain Transactions"

Item 3(a)(2) - 3 (b) ............................    "Summary - The Merger;" "- The Special Committee's and the
                                                     Board's Recommendation;"  "- Purpose and Reasons of Thermo
                                                     Electron for the Merger;" "Special Factors - Background of
                                                     the Merger;" "- The Special Committee's and the Board's
                                                     Recommendation;"  "- Purpose and Reasons of Thermo Electron
                                                     for the Merger;" "Certain Transactions;" "Appendix D -
                                                     Information Concerning Transactions in the Common Stock of
                                                     the Company"

Item 4(a)............................................"Introduction;" "Summary - The Merger;" "Effective Time of the Merger
                                                     and Payment for Shares;" "Assumption of Randers/Killam Stock Options by Thermo
                                                     Electron;" "- Conflicts of Interest;" "- Certain Effects of the
                                                     Merger;" "- Conditions to the Merger, Termination and Expenses;"
                                                     "Special Factors - Conflicts of Interest;" "Certain Effects of the
                                                     Merger;" "The Merger;" "Appendix A Agreement and Plan of Merger"

Item 4(b)............................................"Introduction;" "Summary - Purpose of the Special Meeting;" "-The
                                                     Merger;" "The Merger - Conversion of Securities;" "Deferred
                                                     Compensation Plan for Directors;" "Federal Income Tax Consequences;"
                                                     "Appendix A - Agreement and Plan of Merger"




Item 5(a)............................................"Special Factors - Conduct of Randers/Killam's Business
                                                     After the Merger"

Item 5(b)............................................"Special Factors - Conduct of Randers/Killam's Business
                                                     After the Merger"

Item 5(c)............................................"Introduction;" "Special Factors - Conflicts of Interest;"
                                                     "- Conduct of Randers/Killam's Business After the Merger"

Item 5(d) ....................................... .. "Summary - Certain Effects of the Merger;" "Special
                                                     Factors - Certain Effects of the Merger;" "The Merger
                                                     - Conversion of Securities"

Item 5(e)............................................"Summary - Certain Effects of the Merger;" "Special Factors
                                                     - Certain Effects of the Merger;" "- Conduct of
                                                     Randers/Killam's Business After the Merger"

Item 5(f) ....................................... .. "Summary - Certain Effects of the Merger;" "Special Factors
                                                     - Certain Effects of the Merger"

Item 5(g) ....................................... .. "Summary - Certain Effects of the Merger;" "Special Factors
                                                     - Certain Effects of the Merger"

Item 6(a) ....................................... ..."Summary - The Merger;" "The Merger - Source of Funds"

Item 6(b)............................................"Summary - Opinion of Adams, Harkness & Hill;"
                                                     "- Conflicts of Interest;" "Special Factors - Opinion of Adams,
                                                     Harkness & Hill;" "- Conflicts of Interest;" "The Merger -
                                                     Expenses"

Item 6(c)............................................Not applicable

Item 6(d)............................................Not applicable

Item 7(a) -(c)......................................  "Summary - The Merger;" "--The Special Committee's and the
                                                     Board's Recommendation;" "- Opinion of Adams, Harkness &
                                                     Hill;" "- Purpose and Reasons of Thermo Electron for the
                                                     Merger;" "Special Factors - Background of the Merger;" "The
                                                     Special Committee's and the Board's Recommendation;" "Opinion
                                                     of Adams, Harkness & Hill;" "- Purpose and Reasons of Thermo
                                                     Electron for the Merger"




Item 7(d) .......................................    "Summary - The Merger;" "- Assumption of Randers/Killam
                                                     Stock Options by Thermo Electron;" "- Purpose and Reasons of
                                                     Thermo Electron for the Merger;" "- Conflicts of Interest;"
                                                     "- Certain Effects of the Merger;" "- Federal Income Tax
                                                     Consequences;" "Special Factors - Conflicts of Interest;"
                                                     "- Certain Effects of the Merger;" "- Purpose and Reasons of
                                                     Thermo Electron for the Merger;" "- Conduct of
                                                     Randers/Killam's Business After the Merger;" "The Merger -
                                                     Conversion of Securities;" "- Assumption of Randers/Killam
                                                     Stock Options by the Thermo Electron;" "- Deferred
                                                     Compensation Plan for Directors;" "Federal Income Tax
                                                     Consequences"

Item 8(a) .......................................    "Summary - The Special Committee's and the Board's
                                                     Recommendation;" " - Position of Thermo
                                                     Electron as to Fairness of the Merger;" "Special Factors -
                                                     The Special Committee's and the Board's Recommendation;"
                                                     "- Position of Thermo Electron as to
                                                     Fairness of the Merger"

Item 8(b) .........................................  "Summary - The Special Committee's and the Board's
                                                     Recommendation;" "- Opinion of Adams, Harkness & Hill;"
                                                     " - Position of Thermo Electron as to
                                                     Fairness of the Merger;" "Special Factors - Background of
                                                     the Merger;" "- The Special Committee's and the Board's
                                                     Recommendation;"  "- Opinion of Adams, Harkness & Hill;"
                                                     "- Position of Thermo Electron as to
                                                     Fairness of the Merger;" "Appendix B - Opinion of Adams,
                                                     Harkness & Hill"

Item 8(c) ......................................... "Introduction;" "Summary - Vote Required and
                                                     Revocation of Proxies;" "The Special Meeting - Voting
                                                     Procedures"

Item 8(d)............................................"Summary - The Special Committee's and the Board's
                                                     Recommendation;" "- Opinion of Adams, Harkness &
                                                     Hill;" "Special Factors - Background of the Merger;"
                                                     "- The Special Committee's and the Board's
                                                     Recommendation;" "- Opinion of Adams,




Item 8(e)............................................Harkness & Hill;" "Appendix B - Opinion of Adams, Harkness &
                                                     Hill" "Summary - The Special Committee's and the Board's
                                                     Recommendation;" "Special Factors - The Special Committee's
                                                     and the Board's Recommendation"

Item 8(f)............................................Not applicable

Item 9(a) - (c)......................................"Summary - Opinion of Adams, Harkness & Hill;" "Special
                                                     Factors - Background of the Merger;" "- Opinion of
                                                     Adams, Harkness & Hill;" "Appendix B - Opinion of Adams,
                                                     Harkness & Hill"

Item 10(a) ......................................... "Introduction;" "Summary - Vote Required and Revocation of
                                                     Proxies;" "- The Special Committee's and the Board's
                                                     Recommendation;" "- Conflicts of Interest;" "Special
                                                     Factors - Purpose and Reasons of Thermo Electron for the
                                                     Merger;" "- Conflicts of Interest;" "The Special Meeting -
                                                     Voting Procedures;" "Security Ownership of Certain
                                                     Beneficial Owners and Management;" "Appendix D - Information
                                                     Concerning Transactions in the Common Stock of the Company"

Item 10(b)..........................................."Appendix D - Information Concerning Transactions in the
                                                     Common Stock of the Company"

Item 11 ............................................ "Introduction;" "Summary - Vote Required and
                                                     Revocation of Proxies;" "- The Merger;" "The Special
                                                     Meeting - Voting Procedures;" "The Merger;" "Appendix
                                                     A Agreement and Plan of Merger"

Item 12(a)..........................................."Introduction;" "Summary - Vote Required and Revocation of
                                                     Proxies;" "The Special Meeting - Voting Procedures;"
                                                     "Certain Information Concerning the Merger Sub, Thermo
                                                     TerraTech and Thermo Electron"

Item 12(b) ......................................... "Summary - The Special Committee's and the Board's
                                                     Recommendation;" "- Position of Thermo
                                                     Electron as to Fairness of



                                                     the Merger;" "Special Factors -The Special
                                                     Committee's and the Board's Recommendation;" "-
                                                     Position of Thermo Electron as
                                                     to Fairness of the Merger"

Item 13(a)..........................................."Summary - Rights of Dissenting Stockholders;" "The Special
                                                      Meeting - Voting Procedures;" "Rights of Dissenting
                                                      Stockholders;" "Appendix C - Text of Section 262 of the
                                                      General Corporation Law of the State of Delaware"

Item 13(b)...........................................Not applicable

Item 13(c)...........................................Not applicable

Item 14(a)..........................................."Selected Financial Information and Ratio of Earnings
                                                     (Loss) to Fixed Charges;" "Appendix E - Annual Report
                                                     on Form 10-K of Randers/Killam for the Fiscal Year
                                                     Ended April 3, 1999;" "Appendix F - Amendment No. 1
                                                     on Form 10-K/A to Annual Report on Form 10-K of
                                                     Randers/Killam for the Fiscal Year Ended April 3,
                                                     1999;" "Appendix G - Quarterly Report on
                                                     Form 10-Q of Randers/Killam for the Quarter Ended
                                                     July 3, 1999"

Item 14(b)...........................................Not applicable

Item 15(a)..........................................."The Special Meeting - Proxy Solicitation"

Item 15(b)...........................................Not applicable

Item 16 ............................................ Entirety of Proxy Statement

Item 17(a)...........................................Not applicable

Item 17(b)...........................................Opinion of Adams, Harkness & Hill dated October 18, 1999
                                                     (included as Appendix B to the Proxy Statement)

Item 17(c) ..........................................Agreement and Plan of Merger dated as of October 19, 1999 by and among Thermo Electron Corporation, RK Acquisition
                                                     Corporation and The Randers Killam Group Inc. (included as
                                                     Appendix A to the Proxy Statement)

Item 17(d)(1)........................................Letter to Stockholders



Item 17(d)(2) ...................................... Notice of Special Meeting of Stockholders

Item 17(d)(3) ...................................... Proxy Statement

Item 17(d)(4) ...................................... Form of Proxy

Item 17(e) ......................................... Text of Section 262 of the General Corporation Law of the
                                                     State of Delaware (included as Appendix C to the Proxy
                                                     Statement)

Item 17(f)  .........................................Proxy Statement


ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The information set forth in the sections entitled "Introduction," "Summary - Purpose of the Special Meeting" and "- Parties to the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Introduction," "Summary - Purpose of the Special Meeting," "- Record Date and Quorum,"
"- Market Prices of Common Stock and Dividends" and "The Special Meeting - Record Date and Quorum Requirement" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the section entitled "Summary - Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Summary -
Market Prices of Common Stock and Dividends" and "The Merger - Covenants" of the Proxy Statement is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in Appendix D of the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), the Merger Sub, Thermo TerraTech Inc. ("Thermo TerraTech") and Thermo Electron.

     (a) - (c) The information set forth in the sections entitled
"Introduction," "Summary - Parties to the Merger," "Business of the Company," "Management" and "Certain Information Concerning the Merger Sub, Thermo TerraTech and Thermo Electron" is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Management" and "Certain Information Concerning the Merger Sub, Thermo TerraTech and Thermo Electron" is incorporated herein by reference.

     (e) During the last five years, none of the Company, the Merger Sub, Thermo TerraTech or Thermo Electron, nor (to the knowledge of each of the Company, the Merger Sub, Thermo TerraTech or Thermo Electron, respectively) any executive officer or director of the Company, the Merger Sub, Thermo TerraTech or Thermo Electron, respectively, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (f) During the last five years, none of the Company, the Merger Sub, Thermo TerraTech or Thermo Electron, nor (to the knowledge of each of the Company, the Merger Sub, Thermo TerraTech or Thermo Electron, respectively) any executive officer or director of the Company, the Merger Sub, Thermo TerraTech or Thermo Electron, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or
(ii) finding a violation with respect to such laws.

     (g) The information set forth in the section entitled "Certain Information Concerning the Merger Sub, Thermo TerraTech and Thermo Electron" of the Proxy Statement is incorporated herein by reference.

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) (1) The information set forth in the section entitled "Certain Transactions" of the Proxy Statement is incorporated herein by reference.

     (a) (2) - (b) The information set forth in the sections entitled "Summary - The Merger," "- The Special Committee's and the Board's Recommendation,"
"- Purpose and Reasons of Thermo Electron for the Merger," "Special Factors - Background of the Merger," "- The Special Committee's and the Board's Recommendation," "- Purpose and Reasons of Thermo Electron for the Merger" and "Certain Transactions," and in Appendix D of the Proxy Statement is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

     (a) The information set forth in the sections entitled "Introduction," "Summary - The Merger," "Effective Time of the Merger and Payment for Shares," "- Assumption of Randers/Killam Stock Options by Thermo Electron," "- Conflicts of Interest," "- Certain Effects of the Merger," "- Conditions to the Merger, Termination and Expenses," "Special Factors - Conflicts of Interest," "- Certain Effects of the Merger" and "The Merger," and in Appendix A of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Introduction," "Summary - Purpose of the Special Meeting," "- The Merger," "The Merger - Conversion of Securities," "- Deferred

Compensation Plan for Directors" and "Federal Income Tax Consequences," and Appendix A of the Proxy Statement is incorporated herein by reference.

ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) The information set forth in the section entitled "Special Factors - Conduct of Randers/Killam's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the section entitled "Special Factors - Conduct of Randers/Killam's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the sections entitled "Introduction," "Special Factors - Conflicts of Interest" and " - Conduct of Randers/Killam's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Summary - Certain Effects of the Merger," "Special Factors - Certain Effects of the Merger," and "The Merger - Conversion of Securities" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in the sections entitled "Summary - Certain Effects of the Merger," "Special Factors - Certain Effects of the Merger" and "- Conduct of Randers/Killam's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

     (f) The information set forth in the sections entitled "Summary - Certain Effects of the Merger" and "Special Factors - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

     (g) The information set forth in the sections entitled "Summary - Certain Effects of the Merger" and "Special Factors - Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the sections entitled "Summary - The Merger" and "The Merger - Source of Funds" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Summary - Opinion of Adams, Harkness & Hill," "- Conflicts of Interest," "Special Factors - Opinion of Adams, Harkness & Hill," "- Conflicts of Interest" and "The Merger - Expenses" of the Proxy Statement is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) - (c) The information set forth in the sections entitled "Summary -
The Merger," "-- The Special Committee's and the Board's Recommendation;"
"- Opinion of Adams, Harkness & Hill," "- Purpose and Reasons of Thermo Electron for the Merger," "Special Factors - Background of the Merger," "- The Special Committee's and the Board's Recommendation," "- Opinion of Adams, Harkness & Hill" and "- Purpose and Reasons of Thermo Electron for the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Summary - The Merger," "Assumption of Randers/Killam Stock Options by Thermo Electron,"
"- Purpose and Reasons of Thermo Electron for the Merger," "- Conflicts of Interest," "- Certain Effects of the Merger," "- Federal Income Tax Consequences," "Special Factors - Conflicts of Interest," "- Certain Effects of the Merger," "- Purpose and Reasons of Thermo Electron for the Merger," "- Conduct of Randers/Killam's Business After the Merger," "The Merger - Conversion of Securities," "- Assumption of Randers/Killam Stock Options by Thermo Electron," "- Deferred Compensation Plan for Directors" and "Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Position of Thermo Electron as to Fairness of the Merger," "Special Factors -The Special Committee's and the Board's Recommendation" and "- Position of Thermo Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Opinion of Adams, Harkness & Hill," "- Position of Thermo Electron as to
Fairness of the Merger," "Special Factors - Background of the Merger," " - The Special Committee's and the Board's Recommendation," "- Opinion of Adams, Harkness & Hill" and "- Position of Thermo Electron as to Fairness of the Merger" of the Proxy Statement, and in Appendix B of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies" and "The Special Meeting - Voting Procedures" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Opinion of Adams, Harkness & Hill," "Special Factors - Background of the Merger," "-The Special Committee's and the Board's Recommendation" and "- Opinion of Adams, Harkness & Hill," and in Appendix B of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation" and "Special Factors - The Special Committee's and the Board's Recommendation" of the Proxy Statement is incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) The information set forth in the sections entitled "Summary - Opinion of Adams, Harkness & Hill," "Special Factors - Background of the Merger" and "- Opinion of Adams, Harkness & Hill," and in Appendix B of the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies," "- The Special Committee's and the Board's Recommendation," "- Conflicts of Interest," "Special Factors - Purpose and Reasons of Thermo Electron for the Merger," "- Conflicts of Interest," "The Special Meeting - Voting Procedures" and "Security Ownership of Certain Beneficial Owners and Management," and in Appendix D of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in Appendix D of the Proxy Statement is incorporated herein by reference.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
             SECURITIES.

     The information set forth in the sections entitled "Introduction," "Summary
- Vote Required and Revocation of Proxies," "- The Merger," "The Special Meeting
- Voting Procedures" and "The Merger," and in Appendix A of the Proxy Statement is incorporated herein by reference.

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO
             THE TRANSACTION.

     (a) The information set forth in the sections entitled "Introduction," "Summary - Vote Required and Revocation of Proxies" and "The Special Meeting - Voting Procedures," and in Appendix D of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Summary - The Special Committee's and the Board's Recommendation," "- Position of Thermo Electron as to Fairness of the Merger," "Special Factors -The Special Committee's and the Board's Recommendation" and "- Position of Thermo Electron as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the sections entitled "Summary -Rights of Dissenting Stockholders," "The Special Meeting - Voting Procedures" and "Rights of Dissenting Stockholders," and in Appendix C of the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the sections entitled "Selected Financial Information and Ratio of Earnings (Loss) to Fixed Charges", and in Appendices E, F and G of the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the section entitled "The Special Meeting
- Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.

ITEM 16.  ADDITIONAL INFORMATION.

     The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Not applicable.

     (b) Opinion of Adams, Harkness & Hill dated October 18, 1999 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as
Exhibit 99.17(d)(3)).

     (c) Agreement and Plan of Merger dated as of October 19, 1999 by and among Thermo Electron Corporation, RK Acquisition Corporation and The Randers Killam Group Inc., (included as Appendix A to the Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).

     (d)(1) Letter to Stockholders, which is filed herewith as Exhibit 99.17(d)(1).

     (d)(2) Notice of Special Meeting of Stockholders, which is filed herewith as Exhibit 99.17(d)(2).

     (d)(3) Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3).

     (d)(4) Form of Proxy, which is filed herewith as Exhibit 99.17(d)(4).

     (e) Text of Section 262 of the General Corporation Law of the State of Delaware (included as Appendix C to the Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).

     (f) Proxy Statement (see Exhibit 99.17(d)(3)).

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                    THE RANDERS KILLAM GROUP INC.



Dated:  November 9, 1999             By:/s/ Emil C. Herkert
                                      -----------------------------------------
                                    Name: Emil C. Herkert
                                    Title: President and Chief Executive Officer


                                    RK ACQUISITION CORPORATION



Dated:  November 9, 1999             By:/s/ Theo Melas-Kyriazi
                                    -----------------------------------------
                                    Name: Theo Melas-Kyriazi
                                    Title: President


                                    THERMO TERRATECH INC.



Dated:  November 9, 1999             By:/s/ Theo Melas-Kyriazi
                                   ------------------------------------------
                                   Name: Theo Melas-Kyriazi
                                   Title: Chief Financial Officer


                                    THERMO ELECTRON CORPORATION



Dated:  November 9, 1999             By:/s/ Kenneth J. Apicerno
                                    -----------------------------------------
                                    Name: Kenneth J. Apicerno
                                    Title: Treasurer

                                  EXHIBIT INDEX


EXHIBIT NUMBER             DESCRIPTION
--------------             ------------

         99.17 (b)         Opinion of Adams, Harkness & Hill dated
                           October 18, 1999 (included as Appendix B to the Proxy
                           Statement, which is filed herewith as Exhibit
                           99.17(d)(3)).

         99.17 (c)         Agreement and Plan of Merger dated as of
                           Octobe 19, 1999 by and among Thermo Electron
                           Corporation, RK Acquisition Corporation and The
                           Randers Killam Group Inc., (included as Appendix A to the Proxy Statement, which is filed herewith as
                           Exhibit 99.17(d)(3)).

         99.17 (d)(1)      Letter to Stockholders.

         99.17 (d)(2)      Notice of Special Meeting of Stockholders.

         99.17(d)(3)       Proxy Statement.

         99.17(d)(4)       Form of Proxy.

         99.17(e) Text of Section 262 of the General Corporation Law of the State of Delaware (included as Appendix C to the Proxy Statement, which is filed herewith as Exhibit 99.17(d)(3)).

         99.17(f)          Proxy Statement (see Exhibit 99.17(d)(3)).


RGI 13716


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